

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C) – January 13, 2017

the HUSTLE

Hustle Con Media, Inc.
1381 9th Ave
San Francisco, CA 94122
www.thehustle.co

UP TO $200,000 OF CROWD NOTES WITH A MINIMUM OF $100,000

Hustle Con Media, Inc. ("The Hustle," "we," or "us"), is offering up to $200,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by April 16, 2017. If the company does not raise its Target Amount by April 16, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $200,000 on a first come, first served basis. If the company reaches its target amount prior to April 16, 2017, the company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Hustle Con Media, Inc., was originally formed on November 25, 2014 as Hustle Con Media LLC, a California limited liability company. The company converted to a Delaware corporation on June 3, 2015. The company is authorized to issue 10,000,000 shares of Common Stock and 900,000 shares of Preferred Stock, designated "Series F-1 Preferred Stock" with all rights and privileges as determined in the company's Certificate of Incorporation and Bylaws.

The company operates a business news website and hosts an annual conference, Hustle Con, for entrepreneurs. The Hustle is a daily email that concisely tells readers what's going on with business and culture in a conversational, witty, and irreverent tone. In addition to being a news outlet, the company hosts Hustle Con, an annual conference that has brought 2,000 readers from 36 countries in the past. A description of our services, annual conference and business plans can be found on the company's profile on SeedInvest at https://www.seedinvest.com/hustle.con.medial.inc/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Sam Parr and John Havel are the founders of Hustle Con Media, Inc. and are currently shareholders and executives of the company.

The Hustle currently has six employees and has reserved 900,000 shares of Common Stock for its 2015 Stock Plan, of which 302,000 stock options have been issued. The company issued 90,000 stock options in 2015 with an exercise price of $0.01 per share, which vest 25% at the one year anniversary and then 1/48 per month on a monthly basis thereafter, until all options have vested at the 48-month anniversary of issuance. In 2016, the company issued 212,000 stock options with a weighted average exercise price of $1.18 per share.

Officers and directors

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Samuel Parr	Founder/Chief Executive Officer/Secretary	27	Appointed June 5, 2015	Full-Time
John Havel	Founder/President/Secretary	30	Appointed June 5, 2015	Full-Time
Directors:				
Samuel Parr	Director	27	Appointed June 5, 2015	Full-Time
John Havel	Director	30	Appointed June 5, 2015	Full-Time
Significant Employees:				
N/A				

Samuel Parr, Co-Founder, Chief Executive Officer, Secretary and Director

Samuel Parr is the Co-Founder, CEO, Secretary and Director of Hustle Con Media Inc. He started the company in his kitchen in 2014. From January 2013 through May 2014, Sam worked at Apartment List, an apartment search engine company that acquired his company, Bunk. Sam cofounded Bunk in July 2012, one of the world's first roommate matching websites which later became Roommates, one of the world's first roommate matching iPhone apps. Bunk was acquired in 2013. Prior to that, Sam went to school at Belmont University, where he was on a Division 1 track and field scholarship. During college Sam founded Southern Sam's, a hot dog chain in Nashville TN.

John Havel, Co-Founder, President, Secretary and Director

John Havel is the Co-Founder, President, Secretary and Director of Hustle Con Media Inc. He joined Sam Parr as Co-Founder in 2015. From 2013 to 2015, John worked with Sam at Apartment List, where he developed the app Roommates and acted as a Product Manager. Prior to that, John founded Bunk in 2012, a roommate matching company, with Sam. Before that, John was an early employee at ADTDynamics, a trucking startup that was acquired. John went to school at Middlebury College in Vermont and studied Neuroscience.

Related Party Transactions

In 2014, the company entered into promissory note agreements with three stockholders of the company, including Sam Parr, Elizabeth Yin and Eric Bahn, for a total principal of $45,000. The notes called for an annual interest rate of 3.5% and are payable on demand. During 2015, the company recognized $1,597 of interest expense related to these obligations, all of which was accrued and unpaid as of December 31, 2015. Although no payments were made as of December 31, 2015 and 2014, and the financial statements show a balance due of $45,000 as of each December 31, 2015 and 2014, the company has since made arrangements and paid back the note in 2016.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of 2 times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-b-determined class of preferred stock. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 15%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of the conversion, if any, might value the company at an amount well below $6.5 million valuation cap, so you should not view the $6.5 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

- **The company's CPA has issued a going concern opinion.** The Hustle's CPA has issued a "going concern" opinion on the company's financial statements. The company has realized recurring net losses, which totaled $65,772 and $90 for the periods ending December 31, 2015 and 2014, respectively. The company's ability to continue as a going concern for the next twelve months form the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liability that might be necessary should the company be unable to continue as a going concern.

- **We derive a significant portion of our revenues from our annual conferences.** We host annual conferences called Hustle Con, which derives a significant portion of our revenues. We sell each ticket for $300 and had 2,000 attendees in the past. However, we base our success on two years of Hustle Con, something that is new and attracts millennial readers. A change to the company's ability to host this conference or the lack of interest in attending an event like Hustle Con could have a significant negative impact on the company.

- **The company is a development-stage company.** The Hustle was formed in November 2014 and had no revenue in that year. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The Hustle's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. The Hustle will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

- **Future fundraising may affect the rights of investors.** In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for news services and continuous interest in our annual conferences, Hustle Con. Our clients must think that we offer a better option than our competitors (e.g., Business Insider, Bloomberg, Forbes, Fortune, Wall Street Journal, etc.) and advertisers must be willing to pay our set prices that allows the company to make a profit and still attract business and conference attendees must be willing to pay $300 per ticket.

- **We have limited operating history, and therefore, we cannot assess our growth rate and earnings potential**. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **We have SAFE agreements with our investors, which have a 15% discount and pro rata rights that have not been waived.** We have SAFE agreements in the total amount of $640,000 as of the date of this Offering. All of the SAFE agreements have a 15% discount and pro rata rights that have not been waived. The pro rata rights give these investors the right to purchase its pro rata share of private placements of securities by the company that occurs after the preferred stock financing. Therefore, if an investor with a SAFE agreement exercises its preemptive rights, your shares will be diluted more than you anticipated after a preferred stock financing.

- **We have a small management team.** We depend on the skills and experience of Samuel Parr and John Havel who work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

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- **We have a number of competitors.** There are already a number of tech companies and news outlets, providing similar services and hosting annual conferences. While these competitors may not provide all the services that feature our daily news with wit and irreverence or host an annual event that attracts 2,000 readers, they may be able to sell products and services that achieve similar benefits to consumers at a lower price.

- **We rely on advertisers to showcase their product on our daily email, however, they care about impressions and clicks and if we don't have enough viewers on our website, we will lose advertisers and money.** We rely on advertisers to advertise their products on our website and charge between $25 and $100 CPM (cost per thousand) for advertising, however, if we don't have enough viewers and enough traction on our website we will not make money through advertising and our only other form of revenue is through on annual conference which costs $300 per ticket.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Hustle are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Samuel Parr	2,160,000 shares of Common Stock and 540,000 shares of Series F-1 Preferred Shares	52% of Common Stock 60% of Series F-1 Preferred Stock
John Havel	1,140,000 shares of Common Stock and 360,000 shares of Series F-1 Preferred Shares	27.6% of Common Stock 40% of Series F-1 Preferred Stock

The Offering

The following description is a brief summary of the material terms of the Offering and is qualified in its entirety by the terms contained in the note.

We are offering investors Crowd Notes -- convertible notes that do not have a maturity date and do not accrue interest. The notes will only convert in the event of a future qualified financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation). Investors who invest more than $20,000 will be major investors.

If you are a non-major investor and there is a qualified equity financing, the notes will only convert at the election of the company or in a subsequent corporate transaction. If you are a major investor and there is a qualified equity financing, your notes will convert. The notes will convert either based on (1) a 15% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $6.5 million cap on the valuation at the time of the initial qualified equity financing. However, in the event that a corporate transaction occurs prior to a qualified equity financing, you would receive in lieu of the converted shares a payment of the greater of twice the amount of your initial investment or the amount you would have been able to purchase preferred shares based on the $6.5 million valuation cap.

Our minimum target raise is $100,000 and we will accept up to $200,000 from investors through Regulation Crowdfunding before the deadline of April 16, 2017.

Common Stock

The company has authorized up to 10,000,000 shares of Common Stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the

Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote by the Stockholders.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to Stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Series F-1 Preferred Stock

The company has authorized up to 900,000 shares of Series F-1 Preferred Stock.

Dividends

The holders of our Series F-1 Preferred Stock are entitled to receive dividends at an annual rate of $0.00008 per share of Series F-1 Preferred Stock. Dividends are cumulative and will be paid only, when and if, declared by the Board of Directors out of legally available funds.

Voting Rights

The holders of our Series F-1 Preferred Stock are entitled to the number of votes per share that is equal to the number of shares of Common Stock that the Series F-1 Preferred Shares are converted into.

Each holder of Series F-1 Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the company and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided in the Articles of Incorporation or required by law.

Conversion Rights

Holders of our Series F-1 Preferred Stock have the right to convert their shares into Common Stock at any time. The Series F-1 Preferred Stock would convert into a number of fully paid and non-assessable shares of Common Stock by dividing $0.001 (the "Original Series F-1 Price") by the "Conversion Price for the Series F-1 Preferred Stock" in effect at the time of conversion. The "Conversion Price for the Series F-1 Preferred Stock" has initially been set to $0.001 and is subject to adjustment.

Each share of Series F-1 Preferred Stock is subject to automatic conversion into shares of Common Stock, based upon the then effective Conversion Price, upon (1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis, or (2) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement pursuant to the Securities Act of 1933 covering the offer and sale of Common Stock with aggregate gross proceeds to the corporation of not less than $30,000,000.

Right to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up, holders of our Series F-1 Preferred Stock will be entitled to receive in preference after the full preferential amounts due to holders of any senior holders of Preferred Stock then outstanding have been paid or set aside. Any remaining assets of the corporation legally available for distribution to its stockholders shall be distributed to the holders of Common Stock and Series F-1 Preferred Stock ratably in proportion to the shares of Common Stock, which they have the right to acquire upon conversion of the Series F-1 Preferred Stock held by them.

Rights and Preferences

The rights, preferences and privileges of the holders of our company's Series F-1 Preferred Stock are subject to and may be adversely affected by, the right of the holders of the shares of any additional class of Preferred Stock that may be designated in the future.

Existing SAFE (Simple Agreement for Future Equity)

We have SAFE agreements in the amount of $640,000 as of the date of this Offering. The agreements provide the investors certain rights to future equity in the company with a 15% discount rate and valuation caps varying from $3,500,000 to $6,500,000. The SAFE agreements have no maturity date and bear no interest.

Conversion Rights

SAFE agreements are convertible into share of the company's "Safe Preferred Stock" – the shares of a series of Preferred Stock issued to the investor upon a qualified equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: (a) a 15% discount to the pricing in the triggering equity financing; or (b) the price implied by the valuation cap divided by the capitalization of the company at the triggering equity financing.

Rights to Receive Liquidation Distributions

If there is a liquidity event the investors, at their option, will receive cash payments equal to the original investment, or automatically receive from the company the number of shares of Common Stock equal to the original investment divided by the liquidity price at the time of the liquidity event.

If there is a dissolution event prior to the expiration or the termination of the SAFE agreement, the company will pay an amount equal to the original investment, in preference to any distribution to any of the assets of the company to holders of the company's outstanding capital stock.

Preemptive Rights

Pursuant to the SAFE agreements entered into between the company and our investors, the company and the investors agreed to a "Pro Rata Rights Agreement" giving the investor a right to purchase its pro rata share of private placements of securities by the company occurring after the Equity Financing, subject to exceptions.

Pro rata for the purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of capital stock owned by the investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding capital stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

For purposes of the SAFE agreements, "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed pre-money valuation.

What it means to be a minority stockholder

In our company, the class and voting structure of our Common Stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. Even when the Crowd Notes convert, if they do, as a minority holder, you will have limited liability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the

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price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Hustle Con Media, LLC was formed on November 25, 2014 as a California limited liability company and later converted to a Delaware corporation on June 3, 2015. As such, the financial statements reflect the company's business for the period from November 25, 2014, the date of inception, to December 31, 2014 and for the year ended December 31, 2015.

Financial condition

We are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our products and services in the United States.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Based on our cash flow projection, we do not foresee a future need for financing, however, we may consider future financing to speed the growth of our company. We anticipate that this round should get us through 2017 and profits will fund us after such time based on our projections. If working capital money is needed to fund inventory, we will likely consider future financing.

Results of Operations

Our net revenues for the year ended December 31, 2015 were $135,512 compared to $0 in 2014. Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. A significant portion of the revenue is derived from the proceeds of the annual conference, Hustle Con. The balance of our revenues is derived from selling advertising.

Operating expenses consist 71% from compensation and benefits and the remaining 29% from general and administrative costs. Our operating expenses through December 31, 2015 were $186,870 compared to $90 in 2014 for general and administrative costs.

As a result, the company incurred a net loss of $65,772 and $90 as of December 31, 2015 and 2014, respectively.

From the January 1, 2016 through October 31, 2016, the company had net revenues totaling $473,675 of which 81% was event-based revenues and the remaining 19% was booked advertising revenues. The company only began receiving booked advertising revenue in June 2016. During this same period, the company incurred expenses of $409,079 of which the largest portion - 45% was attributed to payroll – salary and wage expenses. During this period, the company's revenues exceeded its expenses.

Liquidity and Capital Resources

As of December 31, 2015, we had net cash on hand in the amount of $223,818, an increase of $178,908 from the previous year.. During our 2015 fiscal year, our cash was increased by a capital raise ($245,000 through the sale of SAFEs) and decreased by cash flows from operating activities ($64,092) and investing activities ($2,000). The company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

As of October 31, 2016, the company's total assets were $262,097 and liabilities $259,482, which include all the SAFE agreements that have not yet been converted. As a result, the company's total equity as of October 31, 2016 was $2,614.

Indebtedness

The company has stockholder loans of $45,000 as of December 31, 2015 and has no plans to use any portion of the proceeds from this Offering to pay off debt. The promissory note agreement was between the company and three stockholders of the company that called for an annual interest rate of 3.5% and payable on demand. During 2015, the company recognized $1,597 of interest expense related to this debt. Although no payments were made as of December 31, 2015, the company has since paid the debt and has no obligations to the three stockholders of the company.

Recent offerings of securities

The company has already raised $640,000 in a recent Regulation D Offering. The company entered into several SAFE (Simple Agreement for Future Equity) agreements in exchange for cash proceeds of $490,000 and services totaling $150,000.

At the time of conversion from a California limited liability company to a Delaware corporation, the company issued the members Common Stock in the corporation in exchange for their membership of the previous LLC interest.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $100,000 (target amount) and up to $200,000 (overallotment amount) in this offering through Regulation Crowdfunding. The proceeds of this offering will be used to cover hiring costs, increases in salary and advertising for The Hustle.

If we manage to raise funds in excess of our target amount, and raise our overallotment amount of $200,000 we plan to use 50% of our proceeds to hire more employees, and 50% to increase our presence on Facebook through more advertising.

In case we raise less than the overallotment amount and raise only the target amount of $100,000, we will use 100% of the proceeds to hire more employees.

We do not plan to use any of the proceeds from this Offering to pay off debt.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.thehustle.co which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at:
https://www.seedinvest.com/hustle.con.medial.inc/seed.

SeedInvest Investment Process

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.